Exhibit 99.4

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	January 10, 2008
Press release for immediate distribution

ISS, PROXY GOVERNANCE, INC. AND GLASS, LEWIS & CO. RECOMMEND SHAREHOLDERS VOTE “FOR” THE PROPOSED ACQUISITION OF AXCAN PHARMA BY AN AFFILIATE OF TPG CAPITAL

MONT-SAINT-HILAIRE, QUEBEC — January 10, 2008 — Axcan Pharma Inc. (“Axcan” or “The Company”) (TSX: AXP — NASDAQ: AXCA), a leading pharmaceutical company focused on the treatment of gastrointestinal disorders, announced today that Institutional Shareholder Services Inc. (“ISS”), PROXY Governance, Inc. and Glass, Lewis & Co. (“Glass Lewis”) have formally recommended that their clients holding shares in Axcan vote “FOR” the proposed arrangement with an affiliate of TPG Capital (“TPG”).  These recommendations are the result of independent and comprehensive analyses of the proposed arrangement and its impact on shareholders.

ISS, a subsidiary of RiskMetrics Group, is the world’s leading provider of corporate governance and proxy voting solutions and provides proxy research, voting services and corporate governance advisory services to financial institutions and corporations worldwide. In their report, ISS commented that “based on [their] review of the terms of the transaction and the factors described [in their report], in particular the premium offered, [they] believe that the going private Arrangement warrants shareholder support.”

PROXY Governance, Inc., a wholly-owned subsidiary of FOLIOfn, Inc., is an independent new proxy advisory and voting company specialising in objective advice that supports the goal of building long-term shareholder value. PROXY Governance, Inc.’s rationale is that they “support this transaction because it appears to place a fair value on the company based on the general market reaction and the strong support the deal has received from equity analysts.” In addition, PROXY Governance, Inc. “supports the board’s active engagement in the process, as well as the use of a competitive sale process to help maximize shareholder value.”

Glass Lewis is the leading provider of independent, global proxy research and operator of the world’s most accurate and reliable proxy voting system, ViewPoint. Hundreds of institutional investors from across the globe rely on Glass Lewis’ objective, cogent analysis of corporate governance issues, economic and financial matters and M&A transactions that come before shareholders for a vote. In issuing its recommendation, Glass Lewis stated that “the board conducted a rigorous and lengthy sale process which involved multiple potentially interested parties. In [their] opinion, such a sales process, all things being equal, yields the highest possible valuation for the Company.”

“We are very pleased with the recommendations, as we believe that they represent an important endorsement of the reasoning behind the proposed arrangement,” said Michael M. Tarnow, Lead Director of Axcan. “We are excited by the prospect of this partnership with TPG and looking forward to TPG’s support in continuing to improve the quality of life and care of patients suffering from gastrointestinal diseases and disorders. We would like to reiterate that we believe that the proposed arrangement with TPG is in the best interest of shareholders and encourage voters to vote “FOR” the proposed arrangement.”

The proposed arrangement with an affiliate of TPG remains subject to shareholder approval. As previously announced, a special meeting of Axcan shareholders will be held on Friday, January 25, 2008, at 9:30 a.m. Eastern Time at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, to vote on the proposed arrangement.

Shareholders are encouraged to vote “FOR” the transaction by signing, dating and returning their proxy prior to the proxy deadline of 5:00 p.m. (Eastern Time) on January 24, 2008.  Shareholders requiring assistance in voting their proxies or additional copies of the Proxy Circular can call Axcan’s proxy solicitation agents (in Canada, Kingsdale Shareholder Services Inc. (800) 775-3159 (toll-free) or (416) 867-2272 (collect), and in the United States, MacKenzie Partners, Inc. (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe and through commercial collaborations in many markets around the world. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements relating to the proposed acquisition of Axcan Pharma Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) required Axcan shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Arrangement Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report and the Arrangement Agreement to be filed by Axcan Pharma Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

Permission to cite the recommendations of RiskMetrics, Glass Lewis and Proxy Governance was neither sought nor obtained.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

FOR ADDITIONAL INFORMATION ABOUT THE SPECIAL MEETING:

Kingsdale Shareholder Services
Wes Hall or Wayne Bigby
Tel: (416) 867-2272

MacKenzie Partners, Inc.
Larry Dennedy or Simon Coope
Tel: (212) 929-5500